July 10, 2019

Justyn Howard
Chief Executive Officer
Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, Illinois 60603

       Re: Sprout Social, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 13, 2019
           CIK No. 0001517375

Dear Mr. Howard:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 13, 2019

Prospectus Summary
Our Growth Strategies, page 8

1. You state that you intend to drive higher conversion of your approximately 9,000 new trials per month. In order to provide context for this statement, please disclose the rate at which you convert trial users to paid subscribers for each period presented in your financial statements.
2. You disclose that annual contract values have grown 137% over the past three years and increased on average more than six times for customers who have adopted your Listening product. Please disclose the average annual contract value for each period presented in your financial statements.
 Justyn Howard
FirstName LastNameJustyn Howard
Sprout Social, Inc.
Comapany NameSprout Social, Inc.
July 10, 2019
July 10, 2019 Page 2
Page 2
FirstName LastName
Summary Consolidated Financial and Other Data, page 15

3. Your disclosure in note 2 on page 16 states "See Note 1 and Note 12 to our audited consolidated financial statements for more information regarding net loss per share and pro forma net loss per share." However, there is no information regarding pro forma net loss per share disclosed in Note 1 or Note 12 to your financial statements. Please revise or advise.
Risk Factors
Risk Related to our Business and Industry
We derive, and expect to continue to derive, substantially all of our revenue..., page 17

4. You disclose that the success of your business is dependent on your ability to retain existing customers. Please disclose renewal rates for each period presented. While we note that you believe your dollar-based net retention rate reflects your ability to retain revenue from your existing customers, it does not provide insight into whether changes to your dollar-based net retention rate were the result of fluctuations to your number of existing customers.
Risks Related to This Offering and Ownership of Our Class A Common Stock
Our amended and restated certificate of incorporation..., page 43

5. You disclose that your amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities
         Act. Please revise to disclose that there is uncertainty as to whether a court would enforce such a provision. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Lastly, please ensure that your disclosure of these provisions in your Description of Capital Stock section is consistent with your disclosure here.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 58

6. You disclose that your subscriptions can range from monthly to one-year to multi-year arrangements. In order to provide more context, please disclose the portion of your revenues earned from each of these types of arrangements. Please provide similar context to your disclosures regarding customers contributing more than $10,000 in ARR disclosed on page 61.
 Justyn Howard
FirstName LastNameJustyn Howard
Sprout Social, Inc.
Comapany NameSprout Social, Inc.
July 10, 2019
July 10, 2019 Page 3
Page 3
FirstName LastName
Key Factors Affecting Our Performance
Expanding within our current customer base, page 59

7. On page 60, you state that your dollar-based net retention rate for the year ended
         December 31, 2017 and 2018 was over 105%. Please separately disclose this metric for each period presented in your financial statements and discuss the reasons for any material year-over-year changes to this metric.
Results of Operations, page 64

8. We note that throughout your results of operations discussion you attribute the change in various operating expenses to increases in headcount. Please quantify the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. We refer you to Section III.D of SEC Release No. 33-6835.
Year Ended December 31, 2017 Compared to Year Ended December 31, 2018
Revenue, page 65

9. You disclose that the increase in your subscription revenue was primarily driven by revenue from new customers and expansion within existing customers. Please revise to separately quantify the revenue increase attributable to new customers and expansion within existing customers. See Item 303(a)(3) of Regulation S-K. For additional guidance, please consider Section III.D of SEC Release No. 33-6835. Business
Our Industry
Social Media's Impact on Business, page 79

10. You reference an internal survey. Please revise to discuss the scope of this survey, including a discussion of how you selected the participants and the number of participants.
Our Competitive Strengths
Network relationships, page 82

11. In a risk factor on page 20, you disclose that your business could suffer if you lose access to data provided by APIs built and owned by third parties, including social media networks. You also state that, in some cases, you have entered into agreements with social media networks that govern your access to these APIs and, in other cases, you do not have agreements with social media networks and rely on publicly available APIs. You state here that you have strong relationships with major social media networks, including
         Twitter, Facebook, Instagram, Pinterest, LinkedIn and Google. Please revise to clarify which of these social media networks you have entered into agreements with and for those with which you have agreements, disclose the material terms of these agreements.
 Justyn Howard
Sprout Social, Inc.
July 10, 2019
Page 4
Sales and Marketing, page 88

12. You disclose that you attracted an average of over 9,000 new trials per month over the last
       12 months and that more than 95% of these trials and over 80% of your revenue from new customers in 2018 were generated from unpaid marketing strategies, including webinars, blogs, thought leadership and social media engagement. Please revise to disclose whether any particular unpaid marketing channel accounted for the substantial majority of your trials or revenue from new customers and, if so, revise to include a discussion of this channel.
Description of Capital Stock
Common Stock
Conversion, page 112

13. You disclose that shares of your Class B common stock will automatically convert into shares of Class A common stock upon a certain date. When you disclose the conversion date, please briefly explain why this date was chosen.
General

14. We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and
       Disclosure Interpretations.
15. Please provide us with copies of all written communications, as defined in Securities Act
       Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                             Sincerely,

FirstName LastNameJustyn Howard                              Division of
Corporation Finance
Comapany NameSprout Social, Inc.                             Office of
Information Technologies
                                                             and Services
July 10, 2019 Page 4
cc:       Christopher D. Lueking, Esq.
FirstName LastName